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Pernod Ricard

02 JAN 10 AM 8:56

SUPPL

Privatisations in the Czech Republic

Pernod Ricard acquires Jan Becher and becomes the number 1 producer worldwide for bitters

Prague, 29 November 2001 – The Czech government has sold 59% of Jan Becher's capital to Pernod Ricard for €40 million. The Group now owns 95.7% of the capital of the company. This transaction completes the privatisation process started in 1997 when Pernod Ricard acquired its initial equity stake in Jan Becher and took over the management of the company.

Founded in 1807 by Josef Becher, the Carlsbad (Karlovy Vary) based company is famous for producing Becherovka, a bitter liqueur which is drunk neat, as a long drink or a cocktail and which is particularly well known in its domestic market as well as in Central and Eastern Europe. Since gaining its equity stake in Jan Becher, Pernod Ricard has established one of the best spirits and wine distribution networks in the Czech market and established its own network in the Slovak Republic. The Group has reunited the brand on a worldwide level by acquiring the rights to it in several markets including Germany, where sales have increased strongly. In addition, Becherovka has also been relaunched in the Central European markets as well as in Russia, where the brand is well recognised.

" *Jan Becher becomes one of the key contributors to our growth in Central and Eastern Europe, due both to the importance of the Czech market for our local and international brands, and to Becherovka's export potential* " explains Patrick Ricard, Chairman and CEO of Pernod Ricard.

The acquisition of Jan Becher reinforces Pernod Ricard's position as the number 1 operator in the spirits and wine market in continental Europe and as the leading investor in the " drinks " sector in Central and Eastern Europe.

The Group also becomes the number 1 producer worldwide for bitters with a total volume of nearly 3 million cases. In addition to Becherovka, Pernod Ricard's portfolio for bitters contains Amaro Ramazzotti (Italy, Germany, Austria and Switzerland), Suze (France, Belgium and Switzerland) as well as several local brands.

For further information, please contact
Alain-Serge Delaitte, Tel: (33 1) 40 76 77 12
Barbara M. Burns, Tel: (212) 486 1140